UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported)**: January 19, 2010**

MORRIS PUBLISHING GROUP, LLC
(Exact Name of Registrant as Specified in Its Charter)

Georgia
(State or other jurisdiction of incorporation)

333-112246	**26-2569462**
(Commission File Number)	(IRS Employer Identification No.)
725 Broad Street; Augusta, Georgia	**30901**
(Address of Principal Executive Offices)	(Zip Code)

(706) 724-0851
(Registrants' Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

☐ **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

☐ **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

☐ **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

Item 1.03	Bankruptcy or Receivership

On January 19, 2010, Morris Publishing Group, LLC, and each of its fourteen subsidiaries ("Morris Publishing"), as Debtors, filed voluntary petitions (the "Chapter 11 Petitions") for relief under chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of Georgia, Augusta Division (the "Bankruptcy Court"). The Chapter 11 Petitions have been assigned to the Honorable Judge John S. Dalis and are being jointly administered under the caption *"In re Morris Publishing Group, LLC, et. al." Case No. 10-10134*. The Debtors will continue to operate their businesses as "debtors-in-possession" under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

Item 2.04	Triggering Events That Accelerate or Increase a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet-Arrangement.

The filing of the Chapter 11 Petitions described in Item 1.03 above constitutes or may constitute an event of default or otherwise triggers or may trigger repayment obligations under the express terms of the Debtor's Indenture dated August 7, 2003 (as amended) with respect to its $278,478,000 of outstanding 7% Senior Subordinated Notes due 2013 (the "Existing Notes"). Required interest payments on the Existing Notes were already in default. As a result of such an event of default or triggering event (or the earlier events of default), all obligations under the Indenture, by the terms of the Indenture, would have or may become due and payable. The Debtors believe that any efforts to enforce such payment obligations against the Debtors under the Debt Documents are stayed as a result of the filing of the Chapter 11 Petitions in the Bankruptcy Court.

The Debtors have filed with the Bankruptcy Court a "pre-packaged" plan of reorganization that has been approved by over 92% of the holders of the Existing Notes who voted on the plan, representing over 98% of the principal amount held by the holders who voted. If approved by the Bankruptcy Court, the plan will reduce bondholder debt through the issuance of $100 million of new second lien secured notes due in 2014 in exchange for the cancellation of the Existing Notes. The reduction of this bondholder debt will be accompanied by a capital contribution of approximately $85 million and a repayment of intercompany indebtedness of approximately $25 million by entities controlled by the Morris family, resulting in the cancellation of approximately $110 million of debt that had been senior to the bondholders.

Item 7.01	Regulation FD Disclosure

On January 19, 2010, Morris Publishing issued a press release relating to the foregoing, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Also on January 19, 2010, Morris Publishing issued a press release relating to the Bankruptcy Court's approval of critical "first-day" motions allowing the company to continue paying wages and benefits to employees, to continue covering both pre- and post-petition obligations to suppliers and customers, to use its cash to fund operating expenses, and other matters enabling it to continue normal business operations. A copy of such press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits:

Exhibit No.	Description
99.1	Press release, dated January 19, 2010, announcing Morris Publishing Group, LLC filing a plan of reorganization with U.S. Bankruptcy Court.
99.2	Press release, dated January 19, 2010, announcing court approval of Morris Publishing Group, LLC's first-day motions.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: **January 20, 2010**	**MORRIS PUBLISHING GROUP, LLC**
	By: **/s/ Steve K. Stone**
	Steve K. Stone
	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release, dated January 19, 2010, announcing Morris Publishing Group, LLC filing a plan of reorganization with U.S. Bankruptcy Court.
99.2	Press release, dated January 19, 2010, announcing court approval of Morris Publishing Group, LLC's first-day motions.



Morris Publishing Group, LLC
P.O. BOX 936 • AUGUSTA, GA 30903-0936
www.morris.com

MORRIS PUBLISHING GROUP FILES PLAN OF REORGANIZATION WITH BANKRUPTCY COURT

AUGUSTA, GA — JANUARY 19, 2010 — With the support of an overwhelming majority of its bondholders, Morris Publishing Group today filed a plan in U.S. Bankruptcy Court for the Southern District of Georgia in Augusta to complete the restructuring of its debt.

Morris has asked the Court to approve a plan that will reduce bondholder debt through the issuance of $100 million of new second lien secured notes due in 2014 in exchange for the cancellation of approximately $278.5 million principal amount of outstanding senior subordinated notes due 2013 plus accrued interest.

Holders of approximately 93 percent of the existing notes voted to support the filing of a prepackaged reorganization plan in bankruptcy court.

“This filing is the final step in the financial restructuring we announced last fall,’’ said William S. Morris III, chairman of Morris Publishing Group. “We are pleased that so many of our note holders agreed to support this move to get Morris Publishing on more solid financial ground.’’

Under the prepackaged plan, Morris Publishing will reduce its overall indebtedness from approximately $415 million to $126.5 million. The new notes will bear interest of at least 10 percent, but could bear interest up to 15 percent, some of which may be paid in-kind until Morris Publishing repays its remaining senior debt. The company reduced its senior indebtedness by $110 million last fall.

Morris Publishing Group will continue to operate its 13 daily newspapers, its non-daily newspapers, its websites, city magazines and free community newspapers without interruption. Readers and advertisers should notice no change in operations. All obligations to employees and vendors will be met in full.

Morris Publishing Group, LLC, is a privately held media company based in Augusta, Ga. Morris Publishing currently owns and operates 13 daily newspapers as well as nondaily newspapers, city magazines and free community publications in the Southeast, Midwest, Southwest and Alaska. For more information on the company’s restructuring, visit Morris Publishing’s website, www.morrisrestructures.com.

About Morris Publishing

Morris Publishing Group was formed in 2001 and assumed the operations of the newspaper business segment of its former parent, Morris Communications Company. The company has a concentrated presence in the Southeast, with four signature holdings: The Florida Times-Union (Jacksonville), The Augusta Chronicle, the Savannah (Ga.) Morning News and the Athens (Ga.) Banner-Herald. Morris Publishing Group's other nine daily newspapers are: Amarillo (Texas) Globe-News; Bluffton (S.C.) Today; Brainerd (Minn.) Dispatch; Juneau(Alaska) Empire; Log Cabin Democrat, Conway, Ark.; Lubbock (Texas) Avalanche-Journal; Peninsula Clarion, Kenai, Alaska; The St. Augustine (Fla.) Record; The Topeka (Kan.) Capital-Journal. Morris Publishing also has 13 non-daily newspapers, five free community newspapers and three city magazines.

Forward-Looking Statement

This press release contains forward-looking statements within the meaning of applicable federal securities laws that are based upon our current expectations and assumptions concerning future events, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. The words "expect," "anticipate," "estimate," "forecast," "initiative," "objective," "plan," "goal," "project," "outlook," "priorities," "target," "intend," "evaluate," "pursue," "commence," "seek," "may," "would," "could," "should," "believe," "potential," "continue," or the negative of any of those words or similar expressions is intended to identify forward-looking statements. All statements contained in this press release, other than statements of historical fact, including without limitation, statements about our plans, strategies, prospects and expectations regarding future events and our financial performance, are forward-looking statements that involve certain risks and uncertainties. While these statements represent our current judgment on what the future may hold, and while we believe these judgments are reasonable, these statements are not guarantees of any events or financial results, and our actual results may differ materially. Important factors that could cause our actual results to be materially different from our expectations include, among others, the Company may need to seek protection under the United States Bankruptcy Code, and the risk that the Company will be otherwise unsuccessful in its efforts to effectuate a comprehensive restructuring of its businesses. Accordingly, you should not place undue reliance on the forward-looking statements contained in this press release. These forward-looking statements speak only as of the date on which the statements were made. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, except where expressly required by law.

Contact:

Sitrick And Company, for Morris Publishing Group

Sandra Sternberg
310-788-2850
or
Dave Satterfield
408-802-6767



Morris Publishing Group, LLC
P.O. BOX 936 • AUGUSTA, GA 30903-0936
www.morris.com

MORRIS PUBLISHING GROUP RECEIVES COURT APPROVAL OF CRITICAL FIRST-DAY MOTIONS

OPERATIONS CONTINUE WITHOUT INTERRUPTION; NO IMPACT TO READERS, ADVERTISERS, EMPLOYEES

CONFIRMATION HEARING SET FOR FEBRUARY 17

AUGUSTA, GA — JANUARY 19, 2010 — Morris Publishing Group announced today that, as part of its financial restructuring, the company has received Court approval to continue business operations without interruption.

Judge John Dalis of the U.S. Bankruptcy Court in Augusta granted critical "first-day" motions that allow the company to continue paying wages and benefits to employees and to continue covering both pre- and post-petition obligations to suppliers and customers. The court also granted the company authority to continue using its cash to fund its operating expenses.

"We are gratified that the Court approved these critical motions, ensuring that our customers, employees and suppliers will see no change in our business operations," said William S. Morris III, chairman of Morris Publishing. "This allows us to complete the final step in our debt restructuring without any noticeable impact to our newspapers. Just as important, it saves thousands of jobs and enables us to continue to operate our business with the same high standards we have for three generations."

The Court set a deadline of Feb. 10 for objections to the Plan and Disclosure Statement, and scheduled a confirmation hearing on the reorganization plan for Feb. 17.

Mark A. Berkoff, a partner with Morris Publishing's legal counsel Neal, Gerber & Eisenberg LLP, said he expected the Morris restructuring "will be one of the fastest newspaper reorganizations in U.S. history."

With the overwhelming support of its bondholders, Morris Publishing filed a prepackaged plan of reorganization on Tuesday. The company is asking the Court to approve a plan that will reduce bondholder debt through the issuance of $100 million of new second lien secured notes due in 2014 in exchange for the cancellation of approximately $278.5 million principal amount of outstanding senior subordinated notes due 2013 plus accrued interest.

Holders of approximately 93 percent of the existing notes who voted, voted to support the pre-packaged reorganization plan.

Morris Publishing Group, LLC, is a privately held media company based in Augusta, Ga. Morris Publishing currently owns and operates 13 daily newspapers as well as nondaily newspapers, city magazines and free community publications in the Southeast, Midwest, Southwest and Alaska. For more information on the company's restructuring, visit Morris Publishing's website, www.morrisrestructures.com.

About Morris Publishing

Morris Publishing Group was formed in 2001 and assumed the operations of the newspaper business segment of its former parent, Morris Communications Company. The company has a concentrated presence in the Southeast, with four signature holdings: The Florida Times-Union (Jacksonville), The Augusta Chronicle, the Savannah (Ga.) Morning News and the Athens (Ga.) Banner-Herald. Morris Publishing Group's other nine daily newspapers are: Amarillo (Texas) Globe-News; Bluffton (S.C.) Today; Brainerd (Minn.) Dispatch; Juneau(Alaska) Empire; Log Cabin Democrat, Conway, Ark.; Lubbock (Texas) Avalanche-Journal; Peninsula Clarion, Kenai, Alaska; The St. Augustine (Fla.) Record; The Topeka (Kan.) Capital-Journal. Morris Publishing also has 13 non-daily newspapers, five free community newspapers and three city magazines.

Forward-Looking Statement

This press release contains forward-looking statements within the meaning of applicable federal securities laws that are based upon our current expectations and assumptions concerning future events, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. The words "expect," "anticipate," "estimate," "forecast," "initiative," "objective," "plan," "goal," "project," "outlook," "priorities," "target," "intend," "evaluate," "pursue," "commence," "seek," "may," "would," "could," "should," "believe," "potential," "continue," or the negative of any of those words or similar expressions is intended to identify forward-looking statements. All statements contained in this press release, other than statements of historical fact, including without limitation, statements about our plans, strategies, prospects and expectations regarding future events and our financial performance, are forward-looking statements that involve certain risks and uncertainties. While these statements represent our current judgment on what the future may hold, and while we believe these judgments are reasonable, these statements are not guarantees of any events or financial results, and our actual results may differ materially. Important factors that could cause our actual results to be materially different from our expectations include, among others, the Company may need to seek protection under the United States Bankruptcy Code, and the risk that the Company will be otherwise unsuccessful in its efforts to effectuate a comprehensive restructuring of its businesses. Accordingly, you should not place undue reliance on the forward-looking statements contained in this press release. These forward-looking statements speak only as of the date on which the statements were made. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, except where expressly required by law.

Contact:

Sitrick And Company, for Morris Publishing Group

Sandra Sternberg
310-788-2850
or
Dave Satterfield
408-802-6767